STW RESOURCES HOLDING CORP.

619 West Texas Ave., Suite 126

Midland, Texas 79701

July 18, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jennifer Thompson, Accounting Branch Chief

Sondra Snyder, Staff Accountant

Re:

STW Resources Holding Corp.

Form 8-K/A, Item 4.02

Filed July 10, 2012

File No. 000-52654

Ladies and Gentlemen:

The following response addresses the comment of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated July 13, 2012 (the "Comment Letter") relating to the Current Report on Form 8-K/A filed July 10, 2012 (the “8-K”) of STW Resources Holding Corp. (the “Company”). The answer set forth herein refers to the Staff’s comment by number.

Item 4.02 Form 8-K, filed July 2, 2012

1.

Please note that you must respond in writing to the comments in our letter dated July 3, 2012 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that.

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company filed a response letter to the Staff’s comment letter, dated July 3, 2012, on July 13, 2012 as correspondence on EDGAR as required by Rule 101 of Regulation S-T.  This response letter included the acknowledgement as set forth in the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (432)528-4470 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Stanley Weiner

Stanley Weiner

cc:

Marc J. Ross, Sichenzia Ross Friedman Ference LLP